Exhibit 99.1

ZEGNA GROUP ANNOUNCES 2022 ANNUAL GENERAL MEETING AND PROPOSED DIVIDEND DISTRIBUTION

MILAN, May 25, 2022 – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna”) today announced the publication of the convocation notice for its Annual General Meeting (“AGM”), which will be held on Tuesday, June 28, 2022 at 2 p.m. CEST at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands.

The convocation notice, explanatory notes and other AGM materials, which include Zegna’s 2021 statutory audited financial statements, are available under the relevant section of Zegna’s corporate website at https://www.zegnagroup.com/en/corporate-governance/general-meetings/. Shareholders may request a physical copy of Zegna’s 2021 statutory audited financial statements, free of charge, through the contacts below.

In addition, Zegna’s Board of Directors intends to recommend to shareholders a distribution from retained earnings with respect to the financial year 2021 of EUR 0.09 per ordinary share, resulting in a total distribution of approximately EUR 21.8 million. The distribution will be paid in US dollars based on an exchange rate that will be published on Zegna’s website (https://www.zegnagroup.com/en/corporate-governance/general-meetings/) the day following the AGM. The distribution will be subject to approval by shareholders at the AGM to be held on June 28, 2022.

If the shareholders approve the proposed dividend distribution, the ex-date will be July 5, 2022, the record date July 6, 2022 and the payment date July 28, 2022.

About Ermenegildo Zegna Group

Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. The Group’s products are sold through over 500 stores in 80 countries around the world, of which 295 are directly operated by the Group as of March 31, 2022 (244 Zegna stores and 51 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

Investor Relations

Francesca Di Pasquantonio

francesca.dipasquantonio@zegna.com

+39 335 5837669

Media

Ermenegildo Zegna Group

Domenico Galluccio

domenico.galluccio@zegna.com

+39 335 538 7288

Brunswick Group

Brendan Riley / Alessandro Iozzia / Marie Jensen

briley@brunswickgroup.com / aiozzia@brunswickgroup.com / mjensen@brunswickgroup.com

+1 (917) 755-1454 / +39 335 718 7205 / +33 (0) 6 49 09 39 54